Exhibit 8.1
LIST OF SUBSIDIARIES

Wholly Owned Subsidiaries:

–	ATA Testing Authority (Holdings) Limited, incorporated in the British Virgin Islands

–	JDX Holdings Limited, incorporated in the British Virgin Islands

–	ATA Testing Authority (Beijing) Limited, incorporated in the People’s Republic of China

–	ATA Learning (Beijing) Inc., incorporated in the People’s Republic of China

–	Beijing Jindixin Software Technology Limited, incorporated in the People’s Republic of China

–	ATA Learning (Wuxi) Inc., incorporated in the People’s Republic of China

Consolidated Affiliated Entity:

–	ATA Online (Beijing) Education Technology Limited, incorporated in the People’s Republic of China